UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP LENDING FUND, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP LENDING FUND, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Lending Fund, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

April 28, 2026
(Date Tender Offer First Published,

Sent or Given to Security Holders)

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 28, 2026, by Partners Group Lending Fund, LLC (the "Fund") in connection with an offer by the Fund (the "Offer") to purchase limited liability company units of the Fund (the "Units") in an aggregate amount of up to 5% of the Fund's net asset value as of June 30, 2026 (the "Valuation Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, May 26, 2026.

2. The aggregate net asset value of the Units validly tendered and not withdrawn prior to the expiration of the Offer was $21,172.76.

3. The payment of the purchase price of the Units tendered was made in the form of promissory notes issued to Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by State Street Bank and Trust Company, the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. The Fund paid to the tendering Members a total of $21,172.76, representing the net asset value as of the Valuation Date of the total amount of Units tendered by Members and accepted for purchase by the Fund, less applicable early repurchase fees, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP LENDING FUND, LLC

By:	/s/ Robert M. Collins
	Name:	Robert M. Collins
	Title:	President

July 31, 2026

EXHIBIT INDEX

EXHIBIT

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